2301 Industrial Drive

Neenah, Wisconsin 54956

July 22, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Attention: Bradley Ecker

Re:	Amcor Flexibles North America, Inc.
Registration Statement on Form S-4
Filed July 15, 2025
File No. 333-288682

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Amcor Flexibles North America, Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement on Form S-4 be accelerated so that it becomes effective at 4:00 p.m., Eastern Time, on July 24, 2025, or as soon thereafter as practicable. The Company hereby authorizes Jonathan Schulman of Perkins Coie LLP, counsel to the Company, to modify or withdraw this request for acceleration by oral or written communication.

Please call Mr. Schulman at (303) 291-2309 or JSchulman@perkinscoie.com as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

AMCOR FLEXIBLES NORTH AMERICA, INC.

By:	/s/ Larry Weber
	Name:	Larry Weber
	Title:	President

cc:	Jason Day
Jonathan S. Schulman
Perkins Coie LLP